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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                EASYRIDERS, INC.
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                               (Name of Issuer)

                         COMMON STOCK, $.001 par value
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                        (Title of Class of Securities)

                                  277848 1 0 7
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                                (CUSIP Number)

                                 John E. Martin
                        567 San Nicolas Drive, Suite 400
                        Newport Beach, California 92660
                           Telephone: (949) 718-4630
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               September 23, 1998
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           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                SCHEDULE 13D
CUSIP No.  277848 1 0 7

  (1)     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
             John E. Martin
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
             (See Instructions)                                     (b)   [   ]

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  (3)     SEC USE ONLY

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  (4)     SOURCE OF FUNDS (See Instructions)
             PF and OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

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  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
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                       (7)     SOLE VOTING POWER           -0-
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER        5,282,947
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER     5,282,947
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER     -0-

                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,282,947 shares
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 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                         [X]

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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.6%
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 (14)     TYPE OF REPORTING PERSON (See Instructions)
              IN
          ---------------------------------------------------------------------

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                                  SCHEDULE 13D

Item 1.   Security and Issuer

     Common Stock, $.001 par value ("Common Stock"), of Easyriders, Inc. (the "Company"). The Company's principal executive offices are located at 28210 Dorothy Drive, Agoura Hills, California 91301.

Item 2.   Identity and Background

     This statement is filed by John E. Martin ("Mr. Martin"). The residence address of Mr. Martin is 18931 Glenmont Terrace, Irvine, California 92715.

     The present principal occupation or employment of Mr. Martin, and the name, principal business and address of any corporation or other organization in which such employment is conducted are: Mr. Martin is the Chairman of the Board of Directors of the Company. The principal business address of the Company is 28210 Dorothy Drive, Agoura Hills, California 91301.

     During the last five years, Mr. Martin has not: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Martin is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

     The shares referred to in Item 5(a) below as being beneficially owned by Mr. Martin were acquired by Mr. Martin in the following transactions:

     (a) pursuant to a reorganization transaction in which Newriders, Inc., a Nevada corporation ("Newriders"), became a wholly-owned subsidiary of the Company, Mr. Martin exchanged 242,300 shares of Newriders common stock for 121,150 shares of the Company's common stock, and Mr. Martin exchanged a warrant to purchase up to 250,000 shares of Newriders common stock presently exercisable at $4.00 per share for a warrant to purchase up to 125,000 shares of the Company's common stock presently exercisable at $8.00 per share. Mr. Martin had previously acquired 192,300 shares of Newriders common stock (equivalent to 96,150 shares of the Company's common stock) through the use of his own personal funds, and the balance of 50,000 shares of Newriders common stock (equivalent to 25,000 shares of the Company's common stock) were issued to Mr. Martin in 1997 for his agreement to serve as the Chairman of the Board of Directors of Newriders and as its interim Chief Executive Officer.

     (b) Mr. Martin acquired 1,000,000 shares of the Company's common stock in a reorganization transaction which closed on September 23, 1998 in exchange for transferring his 49.0% interest in M & B Restaurants, LLC, a Texas limited liability company ("M & B") to the Company. Mr. Martin had previously acquired his 49.0% interest in M & B in March 1998 with $1,500,000 of his personal funds.

     (c) Mr. Martin purchased 4,036,797 shares of the Company's common stock from the Company on September 23, 1998 in connection with the closing of a reorganization transaction. Mr. Martin purchased 1,666,667 of the shares for $5,000,000, at a cost of approximately $3.00 per share, with funds which Mr. Martin borrowed ($1,000,000 was



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      borrowed on a personal line of credit from Bank of America and $4,000,000 was borrowed from Goldman, Sachs & Co. as a margin loan against a securities account owned by Mr. Martin), and Mr. Martin purchased the remaining 2,370,130 shares, at a cost of approximately $3.08 per share, by executing promissory notes in favor of the Company in an aggregate principal amount of $7,300,000 (one promissory note for $5,000,000 and another promissory note for $2,300,000).

None of the stock purchases or stock acquisitions described in this Item 3 were made with funds borrowed by Mr. Martin with the exception of the acquisitions described above in Item 3(c).

Item 4.   Purpose of Transaction

     The shares referred to in Item 5(a) below as being beneficially owned by Mr. Martin were acquired by Mr. Martin for investment purposes. Mr. Martin may acquire and/or dispose of additional shares of the Company's common stock from time to time, either in the open market or in privately negotiated transactions. Any decision by Mr. Martin to increase or decrease his holdings in the Company's common stock may depend, however, on numerous factors, including, without limitation, the price of shares of the Company's common stock, the terms and conditions related to their purpose and sale, the prospects and profitability of the Company, other business and investment alternatives of Mr. Martin and general economic and market conditions.

      Mr. Martin presently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. However, Mr. Martin may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.     Interest in Securities of Issuer

      (a) 5,282,947 shares of the Company's common stock are beneficially owned by Mr. Martin, consisting of approximately 26.6% of such shares outstanding as of September 23, 1998.

      As of the date of this report, Joseph Teresi beneficially owns an aggregate of 6,993,507 shares, or approximately 35.3% of the Company's outstanding common stock. Additionally, Mr. Teresi holds proxies with respect to the voting of an additional 1,370,000 shares or approximately 6.9% of the Company's outstanding common stock until May 29, 2000. The shares of the Company's common stock held by Mr. Martin and Mr. Teresi are subject to that certain Stockholders' Voting Agreement described in Item 6 of this report, and accordingly Mr. Martin may be deemed to share voting power for limited purposes with respect to shares of the Company's common stock beneficially owned by Mr. Teresi. Mr. Martin disclaims beneficial ownership of the shares of the Company's common stock reported hereunder as beneficially owned by Mr. Teresi.

      (b) Mr. Martin holds sole voting and dispositive power with respect to the 5,282,947 shares of the Company's common stock described in Item 5(a) as being beneficially owned by him, except in




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matters affecting the voting of the shares for the nomination, election and removal of members of the Company's Board of Directors, as to which the provisions of a Stockholders' Voting Agreement described in Item 6 apply, and as to which matters voting power of such shares may be deemed to be shared with Mr. Teresi.

     (c) During the 60 days prior to the filing of this Schedule 13D, Mr. Martin effected the transactions in the Company's common stock which are described in Item 3 of this schedule.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer

     Mr. Martin is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than the following:

     (a) Mr. Martin and Joseph Teresi entered into that certain Stockholders' Voting Agreement dated September 23, 1998 in which both Mr. Martin and Mr. Teresi are entitled to designate to the other four individuals ("Director Designees") to be voted for and to serve on the Board of Directors of the Company. Each of Mr. Martin and Mr. Teresi is to use his best efforts to cause each of their respective affiliates to: (i) nominate for election and (ii) vote all of his shares entitled to vote thereon for the election of the other party's Director Designees at any meeting of the stockholders of the Company or by written consent of the holders of voting securities of the Company without a meeting. Under the Stockholders' Voting Agreement, both Mr. Martin and Mr. Teresi will use his best efforts to cause each of his respective affiliates' to vote all of his shares entitled to vote thereon to remove a Director Designee from the Company's Board of Directors if either Mr. Martin or Mr. Teresi desires to have one of his Director Designees removed. If a vacancy on the Company's Board of Director is filled by a person not acceptable to the person who designated the Director Designee (whose death, resignation, removal, etc.) created the vacancy, then Mr. Martin and Mr. Teresi will jointly request the Company's secretary to call a special meeting of shareholders for the election of directors.

     Each of Mr. Martin and Mr. Teresi appointed the other as his attorney in fact and proxy for the purposes described above. The Stockholders' Voting Agreement Terminates on the date the outstanding principal of, and any and all accrued and unpaid interest on, three promissory notes payable by the Company to Mr. Teresi in the aggregate principal amount of $13,000,000 are repaid in full or the date on which Mr. Teresi advises the Company's Secretary that Mr. Teresi elects to waive the benefits of this Agreement, whichever first occurs.

     (b) A total of 5,157,947 shares of the Company's common stock beneficially owned by Mr. Martin are held in a securities account owned by Mr. Martin at Goldman Sachs, and are subject to a margin loan, as described in Item 3(c). Securities of other companies are also held in the securities account. In the event of the securities held in the securities account fails to exceed the amount of the margin loan by a certain percentage, then Goldman Sachs may sell securities held in the account to restore a minimum required loan to collateral ratio. With the exception of the margin loan in the securities account described immediately above, there has been no pledge of the Company's common stock beneficially owned by Mr. Martin, and Mr. Martin has not entered into another arrangement that provides for a contingency that could give another person voting power or investment power over his shares.


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Item 7.     Materials to be Filed as Exhibits

      Exhibit No.       Description
      -----------       -----------
          1             Stockholders' Voting Agreement between John Martin and
                        Joseph Teresi dated September 23, 1998 -- Previously
                        filed

          2             Stock Purchase Agreement dated June 30, 1998 ("Stock
                        Purchase Agreement") between the Company and John E.
                        Martin (Incorporated by Reference from the Company's
                        Form S-4 registration statement (file no. 333-58501) filed July 6, 1998 - as Exhibit 10.4.10) -- Previously filed

          3             Promissory Note comprising Exhibit A to the Stock
                        Purchase Agreement, by John E. Martin in favor of the Company in the amount of $5,000,000 -- Previously filed

          4             Promissory Note comprising Exhibit B to the Stock
                        Purchase Agreement, by John E. Martin in favor of the Company in the amount of $2,300,000 -- Previously filed

          5             Bank of America Individual Loan Agreement dated
                        September 21, 1998

          6             Goldman, Sachs & Co. Trust, Estate and Guardian Account
                        Agreement dated August 19, 1998

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                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 30, 1998                   By: /s/ John E. Martin
                                             --------------------------------
                                             John E. Martin





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